UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: November 28, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 November 2014

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has 185,904,989 ordinary shares of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388. 19,857,059 shares are held in Treasury.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

The total number of shares attracting voting rights in CSR is therefore 166,047,930. This figure may be used by shareholders to determine the percentage of issued share capital they hold in CSR.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

28 November 2014

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has 185,912,989 ordinary shares of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388. 19,857,059 shares are held in Treasury.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

The total number of shares attracting voting rights in CSR is therefore 166,055,930. This figure may be used by shareholders to determine the percentage of issued share capital they hold in CSR.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000